EXHIBIT 99.3
                                                                    ------------

                     AMENDED AND RESTATED SUPPORT AGREEMENT

               MEMORANDUM OF AGREEMENT made as of the 31st day of January, 2001, and amended and restated as of the 16th day of May, 2003.

AMONG:

               ARC ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "ARC")

                                                              OF THE FIRST PART,

                                     - and -

               908563 ALBERTA LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ARC Subco")

                                                             OF THE SECOND PART,

                                     - and -

               ARC RESOURCES LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ARC Resources")

                                                              OF THE THIRD PART,

                                     - and -

               COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to "Trustee")

                                                              OF THE FOURTH PART

               WHEREAS in connection with a Plan of Arrangement filed January 31, 2001 (the "Plan of Arrangement") holders of common shares of Startech Energy Inc. received: (1) at the election of the holder, either 0.96 trust units of ARC or 0.96 exchangeable shares of ARC Resources (the "ARC Resources Exchangeable Shares"); and (ii) one common share of Impact Energy Inc.;

               AND WHEREAS in connection with a Share Purchase Agreement dated July 9, 2002, between ARC Resources Management Ltd., each of the shareholders of ARC Resources Management Ltd., 980445 Alberta Ltd. ("ARC Acquisition"), ARC Resources Ltd. and ARC (the "Share Purchase Agreement") holders of common shares of ARC Resources Management Ltd. received consideration which included, at the election of the shareholder, exchangeable shares of ARC Acquisition (the "ARML Exchangeable Shares");

               AND WHEREAS on August 29, 2002, ARC Acquisition amalgamated with its then wholly-owned subsidiary ARC Resources Management Ltd. and continued under the name "ARC Resources Management Ltd." ("ARML");

               AND WHEREAS ARC Resources has amended its Articles by replacing the rights, privileges restrictions and conditions attaching to the ARC Resources Exchangeable Shares with rights, privileges, restrictions and conditions which are in substance identical to those attaching to the ARML Exchangeable Shares;

               AND WHEREAS ARC Resources has acquired all of the outstanding ARML Exchangeable Shares in exchange for ARC Resources Exchangeable Shares ("Exchangeable Shares") which have been amended to have rights, privileges, restrictions and conditions which are in substance identical to those attaching to the ARML Exchangeable Shares (the "Share Exchange")

               AND WHEREAS to give effect to the Share Exchange the parties hereto have agreed to amend and restate this Agreement;

               AND WHEREAS the Articles of ARC Resources set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

               AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby ARC and ARC Subco will take certain actions and make certain payments and deliveries necessary to ensure that ARC Resources will be able to make certain payments and to deliver or cause to be delivered ARC Energy Units in satisfaction of the obligations of ARC Resources under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

               NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1            DEFINED TERMS

               Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2            INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

               The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3            NUMBER, GENDER, ETC.

               Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4            DATE FOR ANY ACTION

               If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.


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                                       3


                                   ARTICLE 2
                  COVENANTS OF ARC, ARC SUBCO AND ARC RESOURCES

2.1            COVENANTS OF ARC AND ARC SUBCO REGARDING EXCHANGEABLE SHARES

               So long as any Exchangeable Shares are outstanding, ARC and ARC Subco each agree that:

(a) ARC will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) ARC and ARC Subco will take all such actions and do all such things as are necessary or desirable to enable and permit ARC Resources, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of ARC Resources or any other distribution of the assets of ARC Resources for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit ARC Resources to cause to be delivered ARC Energy Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) ARC and ARC Subco will take all such actions and do all such things as are necessary or desirable to enable and permit ARC Resources, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by ARC Resources, including without limitation all such actions and all such things as are necessary or desirable to enable and permit ARC Resources to cause to be delivered ARC Energy Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) ARC will not exercise its vote as a shareholder of ARC Resources to initiate the voluntary liquidation, dissolution or winding-up of ARC Resources nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of ARC Resources.

2.2            SEGREGATION OF FUNDS

               Subject to the exercise by ARC or ARC Subco of any of the Call Rights, ARC will cause ARC Resources to from time to time deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable ARC Resources to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and ARC Resources will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

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                                       4


2.3            NOTIFICATION OF CERTAIN EVENTS

               In order to assist ARC and ARC Subco to comply with their respective obligations hereunder, ARC Resources will give ARC and ARC Subco notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of ARC Resources to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of (i) receipt by ARC Resources of notice of, and (ii) ARC Resources otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of ARC Resources or to effect any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs;

(c)     immediately, upon receipt by ARC Resources of a Retraction Request;

(d)     at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by ARC Resources of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of ARC Resources to institute voluntary liquidation, dissolution or winding-up proceedings with respect to ARC Resources or to effect any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4            DELIVERY OF ARC ENERGY UNITS

               In furtherance of its obligations hereunder, upon notice of any event which requires ARC Resources to cause to be delivered ARC Energy Units to any holder of Exchangeable Shares, subject to the exercise by ARC or ARC Subco of any of the Call Rights, ARC shall forthwith issue and deliver the requisite ARC Energy Units to or to the order of the former holder of the surrendered Exchangeable Shares, as ARC Resources shall direct. All such ARC Energy Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5            QUALIFICATION OF ARC ENERGY UNITS

               ARC covenants that if any ARC Energy Units (or other securities into which ARC Energy Units may be reclassified or changed as contemplated by
Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which ARC Energy Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by ARC or ARC Subco to the initial holder thereof (other than ARC Resources) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of ARC for purposes of Canadian federal or provincial securities law), ARC and ARC Subco will in good faith expeditiously take all such actions and do all such things as are necessary to cause such ARC Energy Units (or other securities into which

ARC Energy Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. ARC and ARC Subco represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the ARC Energy Units (or other securities into which ARC Energy Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of ARC for the purposes of Canadian federal and provincial securities law). ARC and ARC Subco will in good faith expeditiously take all such actions and do all such things as are necessary to cause all ARC Energy Units (or other securities into which ARC Energy Units may be reclassified or changed as contemplated by Section
2.6 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6            EQUIVALENCE

(a)     ARC will not:

        (i) issue or distribute additional ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) to the holders of all or substantially all of the then outstanding ARC Energy Units by way of stock distribution or other distribution, other than an issue of ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) to holders of ARC Energy Units who exercise an option to receive distributions in ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) in lieu of receiving cash distributions;

        (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding ARC Energy Units entitling them to subscribe for or to purchase ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units);

        (iii) issue or distribute to the holders of all or substantially all of the then outstanding ARC Energy Units:

               (A) securities of ARC of any class other than ARC Energy Units (other than securities convertible into or exchangeable for or carrying rights to acquire ARC Energy Units);

               (B)   rights, options or warrants other than those referred to in
                     Section 2.6(a)(ii) above;

               (C)   evidences of indebtedness of ARC; or

               (D) assets of ARC other than Distributions which result in an adjustment to the Exchange Ratio;

        (iv) subdivide, redivide or change the then outstanding ARC Energy Units into a greater number of ARC Energy Units; or

        (v) reduce, combine or consolidate or change the then outstanding ARC Energy Units into a lesser number of ARC Energy Units; or

        (vi) reclassify or otherwise change the rights, privileges or other terms of the ARC Energy Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the ARC Energy Units;

                  unless

        (vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

        (viii) it has received the prior written approval of ARC Resources and the holders of the Exchangeable Shares.

(b)     ARC will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by ARC (with simultaneous notice thereof to be given by ARC to ARC Resources).

2.7            TENDER OFFERS, ETC.

               In the event that a take-over bid or similar transaction with respect to ARC Energy Units (a "Bid") is proposed by ARC or ARC Resources or is proposed to ARC or ARC Resources or the holders of ARC Energy Units, and is recommended by the board of directors of ARC Resources or is otherwise effected or to be effected with the consent or approval of the board of directors of ARC Resources Ltd. or the Board of Directors of ARC Resources shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of ARC Energy Units, without discrimination, including, without limiting the generality of the foregoing, ARC or ARC Resources or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by ARC or ARC Resources or both or where ARC or ARC Resources or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against ARC Resources (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8            OWNERSHIP OF OUTSTANDING SHARES

               ARC covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than ARC, ARC Subco or any of their respective affiliates, ARC will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of ARC Resources.

2.9            ARC AND ARC SUBCO NOT TO VOTE EXCHANGEABLE SHARES

               ARC and ARC Subco covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by ARC, ARC Subco or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. ARC and ARC Subco further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10           DUE PERFORMANCE

               On and after the Effective Date, ARC and ARC Subco shall duly and timely perform all of their obligations under the Share Provisions.

2.11           NO SPECIFIED FINANCIAL INSTITUTION

               On and after the effective date hereof and until ARC Resources no longer has any Exchangeable Shares issued and outstanding, neither ARC nor ARC Subco nor any of its Affiliates will be a "specified financial institution" as that term is defined in the Income Tax Act (Canada).

2.12           EXERCISE OF CALL RIGHTS

               ARC and ARC Subco covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than ARC, ARC Subco or any of their respective affiliates, ARC and ARC Subco will formulate a policy respecting whether ARC and ARC Subco or either of them will exercise any of the Call Rights.

                                   ARTICLE 3
                                 ARC SUCCESSORS

3.1            CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

               ARC shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "ARC Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the ARC Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such ARC Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of ARC under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2            VESTING OF POWERS IN SUCCESSOR

               Whenever the conditions of Section 3.1 have been duly observed and performed, the ARC Successor, ARC Subco and ARC Resources shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in
Section 3.1(a) and thereupon ARC Successor shall possess and from time to time may exercise each and every right and power of ARC under this agreement in the name of ARC or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of ARC Resources Ltd. or any officers of ARC Resources Ltd. on behalf of ARC may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such ARC Successor.

3.3            WHOLLY-OWNED SUBSIDIARIES

               Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of ARC with or into ARC or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of ARC provided that all of the assets of such subsidiary are transferred to ARC or another wholly-owned direct or indirect subsidiary of ARC and any such transactions are expressly permitted by this Article 3.

                                   ARTICLE 4
                                    GENERAL

4.1            TERM

               This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than ARC, ARC Subco or any of their respective Subsidiaries or affiliates.

4.2            CHANGES IN CAPITAL OF ARC AND ARC RESOURCES

               Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either ARC Energy Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which ARC Energy Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3            SEVERABILITY

               If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4            AMENDMENTS, MODIFICATIONS, ETC.

               This agreement may not be amended, modified or waived except by an agreement in writing executed by ARC Resources, ARC and ARC Subco and approved by the holders of the Exchangeable Shares in accordance with Section
10.2 of the Share Provisions.

4.5            AMENDMENTS

               Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of ARC, ARC Resources, ARC Subco or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ARC Resources, the Board of Directors of ARC Subco, the Trustee and the Trustee's counsel are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ARC Subco and ARC Resources and in the opinion of the Trustee, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Board of Directors of ARC Resources, the Board of Directors of ARC Subco, the Trustee and the Trustee's counsel are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6            MEETING TO CONSIDER AMENDMENTS

               ARC Resources, at the request of ARC, ARC Subco, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of ARC Resources, the Share Provisions and all Applicable Laws.

4.7            AMENDMENTS ONLY IN WRITING

               No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.


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                                       10


4.8            ENUREMENT

               This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9            NOTICES TO PARTIES

               All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a)     if to ARC to:

        ARC Energy Trust
        c/o ARC Resources Ltd.
        Suite 2100, 440 - 2nd Avenue S.W.
        Calgary, Alberta  T2P 5E9
        Attention: President
        Facsimile No. (403) 503-8733

(b)     if to ARC Subco to:

        908563 Alberta Ltd.
        c/o ARC Resources Ltd.
        Suite 2100, 440 - 2nd Avenue S.W.
        Calgary, Alberta  T2P 5E9
        Attention: President
        Facsimile No. (403) 503-8733

(c)     if to ARC Resources to:

        ARC Resources Ltd.
        Suite 2100, 440 - 2nd Avenue S.W.
        Calgary, Alberta  T2P 5E9
        Attention: President
        Facsimile No. (403) 503-8733

(d)     if to the Trustee to:

        Computershare Trust Company of Canada
        Suite 710, 530 - 8th Avenue S.W.
        Calgary, Alberta  T2P 3S8
        Attention:  Manager, Corporate Trust Department
        Facsimile No. (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.


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                                       11


4.10           COUNTERPARTS

               This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11           JURISDICTION

               This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12           SUCCESSOR TO TRUSTEE

               Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

4.13           ATTORNMENT

               Each of ARC, ARC Subco and ARC Resources agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

               IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

ARC ENERGY TRUST,                                     908563 ALBERTA LTD.
by its authorized attorney,
ARC RESOURCES LTD.


By:       /s/ Steven W. Sinclair                      By:     /s/ Steven W. Sinclair
          --------------------------------                    ------------------------------
Name:     Steven W. Sinclair                          Name:   Steven W. Sinclair
Title:    Vice President Finance and                  Title:  Vice President Finance and
          Chief Financial Officer                             Chief Financial Officer



ARC RESOURCES LTD.                                    COMPUTERSHARE TRUST COMPANY OF CANADA


By:       /s/ Danny G. Geremia                        By:     /s/ W. Anne DeWaele
          --------------------------------                    ------------------------------
Name:     Danny G. Geremia                            Name:   W. Anne DeWaele
Title:    Treasurer                                   Title   Manager, Corporate Trust


                                                      By:     /s/ Jacqueline M. Spink
                                                              ------------------------------
                                                      Name:   Jacqueline M. Spink
                                                      Title:  Professional, Corporate Trust